Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Facility Expansion
Released	12:00 04-Oct-05
Number	1546S

C&C confirms plans to expand cider manufacturing facility

CCR.I CCR.L

Dublin, London, October 4, 2005: C&C Group plc ('C&C'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today hosted a site visit for analysts and institutional investors at its Clonmel cider manufacturing facility.

At the site visit, C&C announced that it plans to increase its cider production capacity during 2006. The planned expansion is one year ahead of the timeframe originally envisaged and reflects the continued growth of C&C's cider division.

About C&C Group plc

C&C is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks, and Volvic and Evian bottled water, and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports Magners cider to the United Kingdom, the United States and Continental Europe.

Investors and analysts	Irish Media	International Media
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

dlo 10/19